UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36396

Leju Holdings Limited
(Exact name of registrant as specified in its charter)

S7-02, Building 1, Yard 22, Xidawang Road, Chaoyang District, Beijing 100022 People’s Republic of China Telephone: +86 10 8515 0515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US$0.001 per share American depositary shares, each representing ten ordinary shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:       88

Pursuant to the requirements of the Securities Exchange Act of 1934, Leju Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Leju Holdings Limited
Date: January 23, 2025
	By:	/s/ Yinyu He
	Name:	Yinyu He
	Title:	Director and Chief Executive Officer